UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into Material Definitive Agreement; Related Party Transaction; Unregistered Sale of Equity Securities

On September 2, 2026, 3 E Network Technology Group Limited (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with 3E NETWORK TECHNOLOGY PTE. LTD., a company incorporated under the laws of Singapore and controlled by Dr. Tingjun Yang (“Dr. Yang”), the Company’s Chief Executive Officer and a director (the “Investor”), for a private placement (the “Private Placement”) of an aggregate of 701,272 Class A ordinary shares, par value $0.0025 per share, of the Company (the “Class A Shares”), at a purchase price of $1.42598 per share, representing aggregate gross cash proceeds to the Company of $1,000,000. The closing of the Private Placement will take place on such date as the parties may mutually agree in writing, subject to customary closing conditions.

The Class A Shares to be issued and sold under the Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. The Company relied on such exemption from registration based in part on representations made by the Investor. The Class A Shares may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report of Foreign Private Issuer on Form 6-K nor the exhibit attached hereto constitutes an offer to sell or the solicitation of an offer to buy the securities described herein.

Because the Investor is controlled by Dr. Yang, the Company’s Chief Executive Officer and a director, the Investor’s subscription in the Private Placement constitutes a related-party transaction under Nasdaq Listing Rule 5630. The Audit Committee of the Board of Directors, consisting entirely of independent directors, reviewed and approved the Private Placement and recommended that the Board of Directors approve the Private Placement and the transactions contemplated by the Subscription Agreement. The Board of Directors subsequently approved the Private Placement and the transactions contemplated by the Subscription Agreement.

The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes. No placement agent or underwriter was engaged in connection with the Private Placement, and no placement agent fees, finder’s fees or commissions are payable.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit No.	Description
10.1	Form of Subscription Agreement
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Hailiang Jia
Name:	Hailiang Jia
Title:	Chief Financial Officer

Date: September 2, 2026

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